Exhibit 99.1

ITURAN PRESENTS FOURTH QUARTER & FULL YEAR 2024 RESULTS

Increases net subscriber-add expectations for 2025 significantly to 180-200,000, expecting to reach 2.6 million subscribers by year-end;
 Increases dividend policy by 25% to $10 million per quarter;

AZOUR, Israel – February 26, 2025. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the fourth quarter 2024.

Highlights of Full Year 2024
•	2,409,000 subscribers at year-end, adding 157,000, net, during the year at the high end of the guidance range.
•	Record financial metrics across the board with revenue at $336.3 million, an increase of 5% year-over-year.
•	Net income of $53.7 million, an increase of 11% year-over-year.
•	EBITDA of $91.3 million, an increase of 5% year-over-year.
•	Generated $74.3 million in operating cash flow.
•	Year-end net cash position and marketable securities of $77.4 million.
•	Returns to shareholders: declared a total of $34.0 million in dividends for the year 2024.

Highlights of the Fourth Quarter of 2024
•	Added a net 40,000 subscribers in the quarter.
•	Revenue of $82.9 million, an increase of 7% year-over-year.
•	Strong gross margins: overall gross margin of 49.6%, with subscription gross margin at 59.6%.
•	Net income increased to $13.8 million, up by 15% year-over-year.
•	EBITDA grew to $22.5 million, a 3% increase year-over-year.
•	Strong operating cash flow of $22.7 million.
•	The Board declared a 25% increase to the dividend policy to $10 million, or $0.50 per share per quarter, from $8 million in the recent prior quarters.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “2024 was a strong year for Ituran marked by solid growth and operational improvements. Furthermore, our results were even better in local currency terms, though significant currency devaluations versus the dollar in the past year negatively impacted our reported financial results. We continue to add new subscribers across all our geographies at a high rate adding 157,000 subscribers in the year, at the upper end of our expected range.  Ituran continues to develop new products and services built on the latest technologies, leveraging cross-business synergies between the various parts of our business and offering our subscriber base an ever-broadening mix of value-adding products and services.”

Mr. Sheratzky continued, “Looking ahead to 2025, we expect to accelerate the growth in subscriber-adds, due to the investments in new products and advanced services that we have made in recent years. Our new expectations for net subscriber-adds are to jump to between 180,000-200,000 for the full year 2025. Our business remains fundamentally strong and is expanding across both our traditional regions in South America and Israel. We see strong and increasing demand for our broad location-based products and telematic services and look forward to another year of growth and strong profitability.”

Fourth Quarter 2024 Results

Revenues for the fourth quarter of 2024 were $82.9 million, a 7% increase compared with revenues of $77.8 million in the fourth quarter of 2023.

It is noted that the strengthening of the US dollar in the fourth quarter versus the various local currencies in which the Company operates impacted the revenues when translated into US dollars. In local currencies, revenues grew by 11% year-over-year.

74% of revenues were from location-based service subscription fees, and 26% were from product revenues.

Revenues from subscription fees were $61.5 million, an increase of 4% over the fourth quarter of 2023 revenues. In local currencies, subscription revenues grew by 9% year-over-year.

The subscriber base expanded to 2,409,000 by the end of December 2024, marking an increase of 40,000 from the previous quarter.

Product revenues were $21.3 million, an increase of 16% year-over-year. In local currencies, product revenue grew at more or less the same level at 16% year-over-year.

Gross profit for the quarter was $41.1 million (49.6% of revenues), a 7% increase compared with gross profit of $38.4 million (49.4% of revenues) in the fourth quarter of last year. In local currencies, gross profit grew by 10% year-over-year.

The gross margin in the quarter on subscription revenues improved strongly to 59.6%, compared to 57.8% in the fourth quarter of last year. The gross margin on products was 20.8% in the quarter, compared with 22.1% in the fourth quarter of last year. The variance in the product gross margin products between quarters was due to the change in the product mix sold.

Operating income for the quarter was $18.0 million (21.8% of revenues), representing a 9% increase compared to $16.5 million (21.2% of revenues) in the fourth quarter of last year. In local currencies, operating income grew 16% year-over-year.

EBITDA for the quarter was $22.5 million (27.2% of revenues), an increase of 3% compared with EBITDA of $21.9 million (28.2% of revenues) in the fourth quarter of last year. In local currencies, EBITDA grew 10% year-over-year.

Net income for the fourth quarter of 2024 was $13.8 million (16.7% of revenues) or diluted earnings per share of $0.70, an increase of 15% compared to $12.0 million (15.4% of revenues) or diluted earnings per share of $0.60 in the fourth quarter of last year. In local currencies, net income grew 22% year-over-year.

Cash flow from operations for the fourth quarter of 2024 was $22.7 million.

Full Year 2024 Results

Revenues for 2024 were a record $336.3 million, a 5% increase over the $320.0 million reported in 2023. 72% of revenues were from location-based service subscription fees and 28% were from product revenues. In local currencies, revenues grew by 8% year-over-year.

Revenues from subscription fees were $242.5 million, representing an increase of 3% over 2023. In local currencies, subscription revenues grew by 7% year-over-year.

Product revenues were $93.8 million, representing an increase of 10% compared with 2023. In local currencies, product revenues grew by more or less the same at 10% year-over-year.

Gross profit for the year was $160.6 million (47.8% of revenues). This represents an increase of 5% compared with gross profit of $153.2 million (47.9% of revenues) in 2023. The gross margin in the year on subscription revenues was 58.7%, compared with 57.9% in 2023. The gross margin on products was 19.5%, compared with 20.3% in 2023, with the variance representative of the product mix sold during the year. In local currencies, gross profit grew by 7% year-over-year.

Operating profit for 2024 was $71.2 million (21.2% of revenues), an increase of 8% compared with operating profit of $66.0 million (20.6% of revenues) in 2023. In local currencies, operating profit grew by 12% year-over-year.

EBITDA for 2024 was $91.3 million (27.1% of revenues), an increase of 5% compared to $87.0 million (27.2% of revenues) in 2023. In local currencies, EBITDA grew by 8% year-over-year.

Net income in 2024 was $53.7 million (16.0% of revenues) or fully diluted earnings per share of $2.70, an increase of 11% compared with net income of $48.1 million (15.0% of revenues) or fully diluted earnings per share of $2.41 in 2023. In local currencies, net income grew by 15% year-over-year.

Cash flow from operations for the year was $74.3 million.

On the balance sheet, as of December 31, 2024, the Company had cash, including marketable securities, of $77.4 million and debt of $0.1 million, amounting to a net cash position of $77.3 million. This is compared with cash, including marketable securities, of $53.6 million and debt of $0.6 million, amounting to a net cash position of $53.0 million, as of year-end 2023.

Dividend

The Board of Directors decided to increase the dividend policy for the current quarter and the quarters ahead. A dividend of $10 million was declared for the quarter and upcoming quarters, representing a 25% increase over the dividend issued in the prior quarters.

The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow and strong balance sheet.

Conference Call Information

The Company will also be hosting a video conference call via the Zoom platform later today, Wednesday, February 26, 2025 at 10am Eastern Time and 5pm Israel time.

On the call, management will review and discuss the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link:
https://us06web.zoom.us/webinar/register/WN_1tfL4B6_QHa5_xl7EKVDCA

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.4 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2024

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2024

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(In thousands)	2024	2023

Current assets
Cash and cash equivalents	77,357	53,434
Investments in marketable securities	10	119
Accounts receivable (net of allowance for doubtful accounts)	47,688	45,390
Other current assets	48,620	52,724
Inventories	23,434	26,872
	197,109	178,539

Long-term investments and other assets
Investments in affiliated companies	519	714
Investments in other companies	1,491	2,213
Other non-current assets	3,300	3,989
Deferred income taxes	12,273	14,452
Funds in respect of employee rights upon retirement	21,823	18,525
	39,406	39,893

Property and equipment, net	33,080	41,955

Operating lease right-of-use assets, net	8,947	8,071

Intangible assets, net	9,011	10,830

Goodwill	39,325	39,400

Total assets	326,878	318,688

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(In thousands)	2024	2023

Current liabilities
Credit from banking institutions	114	355
Accounts payable	18,847	20,842
Deferred revenues	22,857	27,117
Other current liabilities	45,904	44,150
	87,722	92,464

Long-term liabilities
Loan from bank institution	-	237
Liability for employee rights upon retirement	27,593	24,562
Deferred income taxes	418	1,116
Deferred revenues	12,231	13,259
Operating lease liabilities, non-current	5,562	4,774
Other non-current liabilities	2,095	2,027
	47,899	45,975

Stockholders' equity	185,227	174,454
Non-controlling interests	6,030	5,795
Total equity	191,257	180,249

Total liabilities and equity	326,878	318,688

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands, except per share data)	2024	2023	2024	2023
			(unaudited)

Revenues:
Telematics services	242,491	234,541	61,548	59,426
Telematics products	93,766	85,437	21,335	18,382
	336,257	319,978	82,883	77,808

Cost of revenues:
Telematics services	100,195	98,707	24,875	25,080
Telematics products	75,442	68,110	16,892	14,328
	175,637	166,817	41,767	39,408
Gross profit	160,620	153,161	41,116	38,400
Research and development expenses	18,090	16,986	4,483	4,240
Selling and marketing expenses	15,271	13,643	3,980	3,535
General and administrative expenses	56,238	56,635	14,667	14,305
Other income, net	(148)	(58)	(49)	(185)
Operating income	71,169	65,955	18,035	16,505

Other income, net	-	2	-	5
Financing income (expenses), net	80	(1,552)	(85)	(1,653)
Income before income tax	71,249	64,405	17,950	14,857
Income tax expenses	(14,579)	(13,355)	(3,345)	(2,534)
Share in profit (losses) of affiliated companies, net	(123)	(706)	178	116
Net income for the period	56,547	50,344	14,783	12,439
Less: net income attributable to non-controlling interest	(2,893)	(2,207)	(945)	(420)
Net income attributable to the Company	53,654	48,137	13,838	12,019

Basic and diluted earnings per share attributable to Company's shareholders	2.70	2.41	0.70	0.60

Basic and diluted weighted average number of shares outstanding (in thousands)	19,894	20,000	19,894	19,894

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ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2024	2023	2024	2023
			(unaudited)

Cash flows from operating activities
Net income for the period	56,547	50,344	14,783	12,439
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	20,083	21,068	4,497	5,407
Loss in respect of marketable securities and other investments	107	89	22	32
Increase in liability for employee rights upon retirement	3,199	2,507	954	226
Share in losses (profit) of affiliated companies, net	123	706	(178)	(116)
Deferred income taxes	(383)	(3,125)	958	(1,430)
Capital loss on sale of property and equipment, net	128	89	114	54
Decrease (increase) in accounts receivable	(5,227)	(26)	(435)	1,769
Decrease (increase) in other current and non-current assets	(6,498)	(3,169)	(1,170)	940
Decrease in inventories	3,366	1,102	776	201
Increase (decrease) in accounts payable	176	(1,863)	2,558	1,090
Increase (decrease) in deferred revenues	(804)	5,703	(990)	935
Increase in other current and non-current liabilities	3,450	3,793	803	232
Net cash provided by operating activities	74,267	77,218	22,692	21,779

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(3,353)	(2,384)	(1,016)	(451)
Capital expenditures	(13,632)	(14,243)	(4,488)	(4,050)
Return from (investments in) affiliated and other companies, net	708	(800)	710	(244)
Return from (investments in) long-term deposit	(122)	(100)	(41)	40
Sale of marketable securities	-	99	-	-
Proceeds from sale of property and equipment	459	199	70	55
Net cash used in investment activities	(15,940)	(17,229)	(4,765)	(4,650)

Cash flows from financing activities
Repayment of long-term loan	-	(11,732)	-	(244)
Short term credit from banking institutions, net	(433)	299	(49)	(1,187)
Dividend paid	(28,050)	(11,561)	(7,759)	(2,943)
Dividend paid to non-controlling interests	(3,286)	(3,327)	(25)	-
Acquisition of company shares	-	(6,613)	-	-
Net cash used in financing activities	(31,769)	(32,934)	(7,833)	(4,374)
Effect of exchange rate changes on cash and cash equivalents	(2,635)	(1,471)	(202)	800
Net change in cash and cash equivalents	23,923	25,584	9,892	13,555
Balance of cash and cash equivalents at beginning of period	53,434	27,850	67,465	39,879
Balance of cash and cash equivalents at end of period	77,357	53,434	77,357	53,434

Supplementary information on financing activities not involving cash flows:

In November 2024, the Company declared a dividend in an amount of US$ 8 million. The dividend was paid in January 2025.

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